Exhibit 99.64

Consent of Dawn Evans-Lamswood

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of New Found Gold Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Dawn Evans-Lamswood
Dawn Evans-Lamswood, M.Sc. P.Geo

Dated: September 17, 2021